SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2007

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

11F, No. 3, Lane 91, Dongmei Road

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F       ✓            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No       ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: September 14, 2007	By	/S/ S.J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number
1.1	Press Release

Exhibit 1.1

Contacts:

In Taiwan, R.O.C.	In the U.S.
Dr. S.K. Chen	David Pasquale
ChipMOS TECHNOLOGIES (Bermuda) LTD.	The Ruth Group
+886-6-507-7712	+1-646-536-7006
s.k. chen@chipmos.com	dpasquale@theruthgroup.com

ChipMOS ANNOUNCES THE CLOSING OF SHARE EXCHANGE TRANSACTION WITH

ChipMOS TAIWAN

Hsinchu, Taiwan, September 14, 2007 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (NASDAQ: IMOS) announced today that the Company and ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”) have consummated the previously announced share exchange transaction (the “Transaction”) in accordance with the Corporate Merger and Acquisition Law of Taiwan.

The Transaction was authorized by a resolution duly approved by ChipMOS Taiwan’s shareholders in a meeting held on June 28, 2007 and obtained approval by the Investment Commission, Ministry of Economics Affairs of Taiwan, on August 31, 2007. The closing date of the Transaction was September 14, 2007. Each eight point four (8.4) common shares of ChipMOS Taiwan was exchanged for one (1) common share of ChipMOS. Any common shares of ChipMOS Taiwan which would have been exchangeable for less than one (1) common share of ChipMOS (“Fractional Shares”) under the Transaction were purchased by ChipMOS at NT$ 24.76 per share in cash.

Under the Transaction, ChipMOS and ChipMOS Taiwan paid NT$ 53.0 million in cash to purchase Fractional Shares and shares of dissenting shareholders and ChipMOS issued 604,124 new common shares. Upon the closing of Transaction, ChipMOS Taiwan became a wholly-owned subsidiary of ChipMOS.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com/) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.